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FORM 10-C

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Report by issuer of securities quoted on The Nasdaq Stock Market(SM), filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.


EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:

Educational Development Corporation
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:

10302 E. 55th Pl. #B, Tulsa, OK 74146-6515
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ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):

918-622-4522
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I. CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security

Common Stock, Par Value $ .20
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2. Number of shares outstanding before the change

2,599,244
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3. Number of shares outstanding after the change

5,198,488
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4. Effective date of change

Record Date 4/1/96; Payable Date 4/15/96; Ex-Dividend 4/16/96
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5. Method of change

2 for 1 stock split
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Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

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Give brief description of transaction

2 for 1 stock split
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II. CHANGE IN NAME OF ISSUER

1. Name prior to change

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2. Name after change

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3. Effective date of charter amendment changing name

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4. Date of shareholder approval of change, if required

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3/15/96                    Randall W. White, President
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DATE                      OFFICER'S SIGNATURE AND TITLE



(C) October 1994. The Nasdaq Stock Market, Inc. All rights reserved. The Nasdaq Stock Market is a service mark of The Nasdaq Stock Market, Inc.